Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

07028275

SEC MAIL PROCESSING RECEIVED NOV 19 2007 WASH, D.C. 186 SECTION

8 November 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

dw 11/29

Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

8 November 2007

Australian Stock Exchange Ltd
Company Announcement Office
Exchange Centre
2 Bond Street
Sydney NSW 2000

Outcome of Resolutions
Annual General Meeting - 8 November 2007

All resolutions put to shareholders were passed.

The total number of proxy votes, in respect of which the appointments specified that:

<u>Resolution 1 – Received and Adopt the Remuneration Report for the Year Ended 30 June 2007</u>

The proxy is to vote for the resolution:	91,133,752
The proxy is to vote against the resolution:	927,613
The proxy is to abstain on the resolution:	456,833
The proxy is to vote at the proxy's discretion:	2,213,282

<u>Resolution 2 - Re-election of Director Mr Leon Musca</u>

The proxy is to vote for the resolution:	98,184,603
The proxy is to vote against the resolution:	188,920
The proxy is to abstain on the resolution:	144,673
The proxy may vote at the proxy's discretion:	2,213,282

By Order of the Board

Andrew Knox
Public Officer

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue Annual General Meeting of Shareholders
10.30am, 8 November 2007
Melbourne Australia

Chairman's Address

Good morning ladies and gentlemen, welcome to the 26th Annual General Meeting of Cue shareholders.

I am Richard Tweedie and it is a pleasure to be addressing you again as chairman.

Before I continue, let me introduce the other members of your board and the company's senior management.

Chairman introduces board members and management.

When I took over the Chair of Cue six years ago, the company was in poor financial condition, strategically unfocused and with significant problems. Your current Board has been together since that time and today I am pleased to say can report that your company is now in excellent shape.

It is very difficult for small oil exploration companies to grow to be significant producers. They first of all have to obtain funds, prospects, licences, make a discovery, appraise it, develop it and then produce. This all takes a considerable period of time, often 10 years or more. The challenges of geology, country risk, capital, drilling risk, construction risk, and then ultimately oil gas prices and exchange rates create an extremely challenging business environment.

Cue has finally reached a milestone in its maturing portfolio of properties; spread across PNG, Indonesia, New Zealand and Australia.

It already has small production in PNG. With the advent of Oyong oil this year and gas next year, and with Wortel gas in 2010, Indonesia is at long last a valuable contributor to Cue. The Maari oil project in New Zealand is scheduled to come on stream in late 2008 and this again will favourably impact Cue's revenue stream.

As a consequence, over the next 5 years to 2012 Cue is expected to produce approximately 19 billion cubic feet (BCF) and up to 2.8 million barrels of oil.

Our current budget projections are for Cue to have revenue of A$15.4M in 2008 and A$48.8M in 2009. These were based on an oil price of US$55 per barrel. At current oil prices this revenue stream will be significantly higher. Of course these targets will depend, amongst other matters on timely completion of Maari, achievement of production targets, and oil prices remaining buoyant.

Currently oil reserves stand at 3.5 million barrels and gas resources at 365 BCF.

Cue has a useful and diverse exploration portfolio. In PNG wells are planned to further appraise the Gobe field as well as the Barikewa and Kimu discoveries. Cue has an impressive position in PNG with in excess of 200 BCF of gas adjacent to the proposed ExxonMobil LNG gas pipeline. In time this gas will be monitised. In Indonesia, we will pursue Wortel exploration appraisal and at least two further exploration wells are planned.

Our exploration areas in Australia are in the Bass and Carnarvon Basins and several have been successfully farmed out, retaining for Cue a viable equity position should any discovery be made. Our Cash Maple gas resources in Timor Sea are a useful asset and we are working with the operator to evaluate opportunities to develop this field. In New Zealand we are committed to drill the Manaia prospect close to the Maari field.

Unfortunately, the Jeruk discovery in Indonesia has not fulfilled its early promise, again highlighting the inherent risks of this business. We have thus brought to account a significant write down of Jeruk (A$28.9M). Nevertheless work continues to assess opportunities to commerialise Jeruk.

On the financial front, Cue still has significant additional project development expenditures at Oyong, Wortel and Maari. These should end 2008 (Oyong) and 2009 (Maari).

During the past 12 months we have carried out no equity raisings, but have project financed the Maari development with Bank of Scotland for $US20M. Given the cash requirements of our current projects further funding may be required and the Board is currently looking at available options.

We have continued to develop our operating capability with added technical staff and support services in a difficult market short of skilled resources. Your company operates with an impressively low overhead cost, a real tribute to the hard work and effectiveness of all management and staff at Cue.

The next few years will see Cue continue to grow its production. Revenue will increase significantly and the challenge going forward will be to replace production with new discoveries. The cycle of renewal is never complete in the oil industry. Once we have successfully brought exploration into production we have to start again and repeat the process if we are to remain a vibrant growing oil producer.

Your company has significantly matured and has many exciting years ahead of it. The markets increasing confidence is reflected in the share price which has increased from 13-14 cents twelve months ago to the present 24 cents.

My fellow directors and I hope you are satisfied with the state of affairs your company is in today and we look forward to sharing the future with you.

Any queries regarding the announcement should be directed to the Company on 03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

8 November 2007

Cue Energy Resources Limited

CEO PRESENTATION
ANNUAL GENERAL MEETING
8 NOVEMBER 2007

CORPORATE UPDATE

CUE ENERGY STATISTICS

Cue Energy Resources Limited

20 Largest Shareholders Update

	Shareholder	Ordinary Shares	Percentage Held
1	Todd Petroleum Mining Company Limited	135,919,429	21.63%
2	UOB Kay Hian Prviate Limited	38,054,217	6.06%
3	Octanex NL	36,380,140	5.79%
4	HSBC Custody Nominees	35,622,732	5.67%
5	Todd Tasman Oil Ltd	21,600,000	3.44%
6	ANZ Nominees Limited	17,478,535	2.78%
7	Berne No 132 Nominees Pty Ltd	12,559,997	2.00%
8	Portfolio Securities Pty Ltd	10,737,130	1.71%
9	CIMB-GK Securities Pte Ltd	8,666,316	1.38%
10	JP Morgan Nominees Australia Limited	6,612,797	1.05%
11	Ernest Geoffrey Albers	6,383,020	1.02%
12	Bronwyn Beder & Collin MacEwan	6,000,000	0.96%
13	National Nominees Limited	3,856,400	0.53%
14	Trust Company of Australia Ltd	3,230,000	0.51%
15	SCFI Pty Ltd	2,760,000	0.44%
16	Citicorp Nominees Pty Limited	2,545,967	0.41%
17	Custodial Services Ltd c/- ABN-Amro Craigs	2,426,465	0.39%
18	BRC Australia Pty Ltd	2,260,000	0.36%
19	Richard Tweedie	2,163,704	0.36%
20	Mirek Haas Pty Ltd	2,050,000	0.33%

Australian Registered Company

Shareholders	5,600
Listings	Australia/PNG
Ordinary Shares	628.2 Million
Top 20 Shareholders	359.2 Million (57%)

Top 2 Shareholders

Todd Petroleum	25%
Singapore Petroleum	10%
Market Capitalisation @ A0.24 cents	A$150 Million
Cash at 31 Oct 2007	A$7.56 Million
Project Loan Facility	US$20 Million
Employees	6

CORPORATE PLAN

Cue Energy Resources Limited

... Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalization greater than A$500 million

Growth

EXPLORATION

Quality areas near production

▲

APPRAISAL

Barikewa, Kimu – gas

Manaia - oil

▲

DEVELOPMENT

Wortel - gas

Oyong - gas

Maari - oil

▲

PRODUCTION

Oyong - oil

SE Gobe - oil

... balanced portfolio

Cue Energy Resources Limited

CUE HYDROCARBON INVENTORY

...Large future gas potential

GAS RESOURCES



120 BCF
Maple/Cash
(Aust)
97 BCF
Kimu
(PNG)
12 BCF*
Wortel
(Indonesia)
12 BCF 2P*
Oyong
(Indonesia)
120 BCF
Barikewa
(PNG)
4 BCF
SE Gobe
(PNG)

OIL RESERVES



0.24 mmbls (2P)
SE Gobe
(PNG)
0.75 mmbls (2P*)
Oyong
(Indonesia)
2.5 mmbls (2P)
Maari
(New Zealand)

* Cue estimate after government take

... drives cash flow increase

Cue Energy Resources Limited

NET OIL PRODUCTION FORECAST



Barrels of Oil Per Year
X 1000
900
800
700
600
500
400
300
200
100
0
SE Gobe# Oyong¤ Maari#
... gas production 2009 onwards
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
-1500
-1000
- 500
Barrels of Oil Per Day

Cue estimate

¤ Cue entitlement estimate (after government take)

... substantial cash flow increase 2007 onwards

Cue Energy Resources Limited

NET GAS PRODUCTION FORECAST



Oyong Gas
Wortel Gas
Billion Cubic Feet Per Year
0
1
2
3
4
5
6
7
2009
2010
2011
2012
2013
2014
250
500
750
1000
Barrels of Oil Equivalent Per Year
X 1000

¤ Cue entitlement estimate after government take, using contract and estimated gas prices.

... added cashflow

Cue Energy Resources Limited

PROJECT UPDATES

JOINT VENTURE INTERESTS

Cue Energy Resources Limited



Sampang PSC
* Santos 45%
SPC 40%
Cue 15%
AC/RL7
*Coogee 80%
Cue 20%
WA389-P
*Cue 100%
WA359-P
*MEO 60%
Exoil 20%
Cue 20%
WA360-P, 361-P
*MEO 60%
Exoil 20%
Cue 20%
PDL 3
*Santos 15.921718%
SHP 40.149650%
Oil Search 36.35974%
Cue 5.568892%
(SE Gobe Unit 3.285651%)
PRG 2.0%
PPL 190
*Oil Search 62.556%
Murray 26.497%
Cue 10.947%
PRL 9
* Santos 42.553%
Oil Search 42.553%
Cue 14.894%
PRL 8
*OilSearch 60.71%
Mosaic 28.57%
Cue 10.72%
T/37P, T/38P
* Cue 50%
Exoil 50%
PMP 38160
*OMV 69%
Todd 16%
Horizon 10%
Cue 5%
MALAYSIA
INDONESIA
IRIAN JAYA
PNG
Gobe Development
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
BRISBANE
SYDNEY
CANBERRA
PERTH
ADELAIDE
VIC
MELBOURNE
TAS
HOBART

* Operator



PAPUA NEW GUINEA
Cue Energy Resources Limited
PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
Foreland
KIMU GAS FIELD
PDL 3
PRL 9
Fold Belt
PRL 8
BARIKEWA GAS FIELD
KUTUBU PIPELINE
KUMUL MARINE TERMINAL
Possible Pipeline
To Port Moresby
CUE ACREAGE
0
50
KILOMETRES
Mt Hagen
Goroka
Madang
Kerema
Daru
Port Moresby

PAPUA NEW GUINEA

SOUTH EAST GOBE FIELD

Cue Energy Resources Limited


PPL190
Makas
PPL219
Gobe Main Field
Wasuma
South East Gobe Field
PDL4
PPL206
PDL3
PDL4
SEG UNIT
Murray Deep
Cobra -1
Tabe
PPL190
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline
0
5
KILOMETRES

Potential

Recov oil 30 – 40 mmbbls
Cue share 3.3 - 4.4 mmbbls
Chance of Success 17%

... provides base income

COBRA 1 WELL PAD

Cue Energy Resources Limited



SAMPANG PSC – INDONESIA

Cue Energy Resources Limited



112°30'E
113°00'E
113°30'E
7°00'S
7°30'S
N
Java Sea
KE Field
Madura
Bangkalan
Gresik
Sekarkorong Field
Bogomiring Field
Surabaya
Sampang PSC
Lidah Field
Kutai Field
Sidoarjo
Wunut Field
Pasuruan
Grati
Probolinggo
Besuki
Madura Strait
Sampang
Pamekasan
Sumenep
Puteran
Genteng
Lerpak Field
Ketegeneh Field
Jeruk
Wortel
Oyong
Persik
Jalar
Paus
Herbras
Raja
Gurita
Ubur-Ubur
Madura Offshore PSC
Maleo Field
BD Field
Pare
Dukuh
Bakung
Kerawat
Enau
Flamboyan
28" Diameter Pipeline
9 200 000mN
700 000mE
750 000mE
0
20
KILOMETRES
LEGEND
3D Seismic Survey
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play
MALAYSIA
Sumatra
INDONESIA
Java
Location

Source Santos Ltd

Cue Energy Resources Limited

OYONG DEVELOPMENT CONCEPT



Gresik
Surabaya
Madura
Oyong
Gas and Oil-Field
Wellhead
Structure
Oil Phase
Oil Storage Tanker
Production
Barge
PGN Pipeline
Grati
60 km Pipeline
Onshore
Gas Receiving Facilities
Gas Phase
Trans Java Pipeline
Probolinggo
Leles
East Java

Source Santos Ltd

... two stage development

Cue Energy Resources Limited

OYONG PRODUCTION BARGE



OYONG DEVELOPMENT

Cue Energy Resources Limited



Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
12.5m
10m
31m
3m
Sea Surface
Sea Floor

OIL PHASE

- Platform installed, drilling completed
- Storage tanker on location
- Production barge commissioned
- First oil production September 2007, 8-10,000 bopd gross
- 6-10 million barrels recoverable

GAS PHASE

- Gas Sales Agreement signed
- Gas development phase underway
- First gas production early 2009 @ 60 million cfd gross
- 100 billion cubic feet recoverable in mid case

COST

- Capital cost ~ USD170 million gross
- Cue cost ~ USD25.5 million

Source: Santos Ltd

WORTEL GAS DISCOVERY



Wortel
Madura Strait
Limit of Oyong 3D seismic
Wortel 3
Oyong Field (3D detail mapping)
RECOVERABLE GAS
POTENTIAL (BCF)
LOW MID HIGH
30 90 150
Gas
Gas above oil
Oil
Prospect
Limit of Wortel reservoir
Proposed well
1km
Contour interval 20 m

Depth Map

... tie to Oyong

Cue Energy Resources Limited

WORTEL GAS DISCOVERY

- 140 metre gas column above gas/water contact
- Reservoir younger than at Oyong
- 2D seismic infill – completed
- Wortel -3 appraisal well – Q2 2008
- Tie to Oyong
- First gas – early 2010
- Estimated CAPEX US$95 million
- Cue share US$14 million

Cue Energy Resources Limited

NEW ZEALAND

MAARI OIL FIELD


5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
Maui-4
Water depth approx
100m
LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil
Auckland
NEW ZEALAND
Tui area fields
Maui
New Plymouth
Kaimiro
Kapuni
Kupe South
40km

OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%

... upside potential in Maari & Manaia

Cue Energy Resources Limited

MAARI DEVELOPMENT SCHEME



Wellhead Platform
Floating Production Storage Offloading (FPSO)
Anchor chains
Production and water injection wells
Subsea Production, Test, Water Injection, and Umbilical

... development underway

Source OMV New Zealand

Cue Energy Resources Limited

MAARI OIL DEVELOPMENT


CAPE EGMONT FAULT
MAARI
ZONE
FAULT
MANAIA
KIWI

- Platform being constructed
- FPSO being modified
- First oil 3Q 2008, full production 1Q 2009
- ~ 35,000 bopd initial rate
  - Cue share 1,750 bopd
- P_{50} oil reserves ~ 50 million barrels
  - Cue share ~ 2.5 million barrels

  (area upside ~ +10-20 mmbbls)
- Capital costs ~ US$505 million gross
  - Cue share ~ US$ 25 million
- Project loan facility US$20 million

... substantial oil production increase

LOCATION CARNARVON BASIN PERMITS

Cue Energy Resources Limited



LEGEND
Oil Field
Gas Condensate Field
CUE Permit
0
25Km
Cue 100%
WA-389-P
Cue 20%
WA-359-P
Cue 20%
WA-361-P
Cue 20%
WA-360-P
WA-270-P
WA-269-P
WA-267-P
Andromeda-1
Glatton-1
Brigadier-1
Banambu-1
Gandara-1
Lacerta-1
Malus-1
200
Mutineer
Exeter
WA-191-P R3
WA-16-L
WA-4-L R1
Hermes
Lambert
Angel
Talisman
WA-17-L
Perseus
Eaglehawk
Egret
WA-3-L
WA-4-L
WA-8-L
Cossack
Wanaea
WA-1-P R5
191-PR3
North Rankin
WA-28-P R6
Legendre
Echo/Yodel
WA-6-L R1
Goodwyn
WA-2-L R1
WA-208-P R2
W03-9
WA-253-P R1
Wheatstone
Urania
WA-350-P
Geryon
Pluto
WA-17-R
Iago
WA-16-R
Rankin
Dockerell
Dixon
WA-28-P R6
WA-7-P R1
Wilcox
WA-323-P
WA-330-P
WA-321-P
WA-254-P R1
WA-1-P R5
WA-254-P R2
WA-310-P
WA-209-P R2
WA-202-P R2
WA-312-P
20°
Dionysus
W04-9

... adjacent to large fields

Cue Energy Resources Limited

ASHMORE CARTIER LEASE AUSTRALIA



Western Australia
AC/RL7
Cash-Maple Field
Cue 20%
~200km
~700km
Sunraise-
Troubadour
Evan Shoals
Bayu-Undan
Challis/ Cassini
Skua
Crux
Scott Reef
Ichthys
Brecknock
Darwin
Gas Field
Pipeline
AC/RL7
Scale 200km

... future production potential

BASS BASIN PERMITS AUSTRALIA

Cue Energy Resources Limited



Rawson Resources
200km² 3D, 2 wells
Konkon 1
Seal 1
T/45P
(Rawson Resources)
Koorkah 1
Toolka 1
Cormorant 1
King 1
Barramundi 1
Tap JV
511km 2D, 506km² 3D
2 wells + 3D
VICTORIA
TASMANIA
Duke Energy International
Tasmanian Gas Pipeline
N
T/44P
(Origin)
Trefoil 1
Bass 1
Yolla
T/RL1
White Ibis 1
Bass 3
Tarook 1
Tilana 1
Bass 2
Yurongi 1
Dondu 1
T/37P
Nangkero 1
T/41P
T/18P
Poonboon 1
T/38P
Squid 1
Chat 1
Origin JV
275km 2D, 235km² 3D 1 well
Pelican 1
Pelican 5
T/39P
T/42P
T/43P
Durroon 1
Spikey Beach Prospect
Tasmanian Devil 1
Smithton
LEGEND
Oil Field
Gas Condensate Field
CUE Permit (50% interest Operator)
Beach Petroleum farm-in area
(Cue 10% interest)
AUSTRALIA
Devonport
Tasmania
Launceston
0
25Km

... focus of renewed industry interest

2007/8 ACTIVITY

Cue Energy Resources Limited

Papua New Guinea

• Geological survey completed	Jan 2007
• Kimu infill seismic completed	Sept 2007
• Cobra – 1 well (Murray Deep)	Dec 2007
• Appraisal drilling Barikewa, Kimu	2Q, 4Q 2008

Indonesia

• Oyong oil production begins	Sept 2007
• Wortel infill 2D seismic completed	Oct 2007
• Wortel appraisal drilling	2Q 2008
• Oyong/Wortel gas development	2008/09
• Exploration drilling	2H 2008

New Zealand

• Maari platform installed, development drilling	2Q 2008
• Maari oil production begins	3Q 2008

Australia

• Farmouts achieved in exploration blocks	2007
• 2D & 3D seismic, drilling	2007/08

... significant ongoing activity

SUMMARY

- Balanced portfolio
  - Large increase in oil production
  - Gas production beginning
  - Appraisal drilling
  - Exploration drilling
  - Quality exploration acreage
  - Large gas upside

Cue Energy Resources Limited

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

END